UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Basketball Association, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02451T 10 6

(CUSIP Number)

Abraxas J. Discala

9440 S. Santa Monica Blvd

Beverly Hills CA 90210

(310) 860-6420

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

CUSIP No. 02451T 10 6
1.	Names of Reporting Persons. Abraxas J. Discala
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,419,000 (1) (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,419,000 (1) (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,419,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares □
13.	Percent of Class Represented by Amount in Row (11) 9.47% based upon total number of shares reported to be outstanding.
14.	Type of Reporting Person IN

(1)   Mr. Discala is the Chief Executive Officer and Managing Member of Brax Capital Group LLC who is the shareholder of record.

(2)   Amounts exclude rights under an option agreement with Mr. Discala and Tom Doyle, President and Director of the American Basketball Association, Inc., to acquire up to 13,322,244 shares of common stock of American Basketball Association, Inc. This rights is owned in common by Mr. Discala and Mr. Doyle and is currently exercisable. If each of  Mr. Discala and Mr. Doyle exercise their rights under this agreement in full then each would own an additional 6,661,122 (26.39%) shares of common stock and Mr. Discala’s total beneficial ownership would be 9,080,122 (35.97%) shares of common stock.

CUSIP No. 02451T 10 6
1.	Names of Reporting Persons. Brax Capital Group LLC
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds OO (1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,419,000 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,419,000 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,419,000 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares □
13.	Percent of Class Represented by Amount in Row (11) 9.47% based upon total number of shares reported to be outstanding.
14.	Type of Reporting Person CO

    (1)   The 2,419,000 shares were acquired as an advisory fee.

    (2)   Amounts exclude rights under an option agreement with Mr. Discala and Tom Doyle, President and Director of the American Basketball Association, Inc., to acquire up to 13,322,244 shares of common stock of American Basketball Association, Inc. This rights is owned in common by Mr. Discala and Mr. Doyle and is currently exercisable. If each of  Mr. Discala and Mr. Doyle exercise their rights under this agreement in full then each would own an additional 6,661,122 (26.39%) shares of common stock and Brax Capital Group LLC’s total beneficial ownership would be 9,080,122 (35.97%) shares of common stock.

Item 1. Name of Issuer.

This Schedule 13D relates to the common stock (the “Common Stock”) of American Basketball Association, Inc., a Utah corporation (the “Company”). The Company’s principal executive offices are located at 9421 Holliday Road, Indianapolis, Indiana 46260.

Item 2. Identity and Background.

This Statement is filed on behalf of Abraxas J. Discala and Brax Capital Group LLC (the “Reporting Persons”).

(a)

  Abraxas J. Discala

(b)

  The address for Abraxas J. Discala, and Brax Capital Group LLC is 9440 S. Santa Monica Boulevard, Suite 710, Beverly Hills, California 90210.

(c)

  Abraxas J. Discala is the Chief Executive Officer of Brax Capital Group LLC, 9440 S. Santa Monica Boulevard, Suite 710, Beverly Hills, California 90210.

(d)

  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)

  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

  United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Stock was acquired as an advisory fee for the services of Brax Capital Group LLC.

Item 4. Purpose of Transaction.

Investment

Item 5. Interest in Securities of the Issuer.

(a)

Aggregate number of shares beneficially owned by Abraxas J. Discala in his capacity as Managing Member and Chief Executive Officer of Brax Capital Group LLC and aggregate number of shares beneficially owned by Brax Capital Group LLC : 2,419,000 (9.47%).

(b)

Mr. Discala and Brax Capital Group LLC each has sole voting and dispositive power over 2,419,000 shares.

(c)

Transactions effected during the past sixty days: None

Item 6. Contracts, Arrangements, Understandings or Relationships

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 21, 2007

/s/Abraxas J. Discala

Abraxas J. Discala

/s/Abraxas J. Discala

Brax Capital Group LLC

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